GLOBAL NUTECH, INC. (the “Company”)
CERTIFICATE OF AMENDMENT OF CERTIFICATE OF DESIGNATIONS
(Amending and Restating the Certificate of Designation)
OF THE
SERIES A CONVERTIBLE PREFERRED STOCK

(PURSUANT TO NRS 78.1955)

SECTION 1

DESIGNATION AND RANK

 1. 1. Designation. There is hereby created out of the authorized and unissued shares of Preferred Stock of the Company a single series of preferred stock, the designation of which shall be “Series A Convertible Preferred Stock”, par value $0.00001 per share. The number of authorized shares constituting the Series A Convertible Preferred Stock is Two Million Nine Hundred Thousand (2,900,000). The Series A Convertible Preferred Stock will have a liquidation preference as determined in Section 3.1 below.

1. 2. Rank. With respect to the payment of dividends and other distributions on the capital stock of the Company, including the distribution of the assets of the Company upon liquidation, winding up or dissolution, the Series A Convertible Preferred Stock shall rank senior to the common stock of the Company, par value $0.00001 per share (the “Common Stock”), and senior to all other series of preferred stock or classes of capital stock of the Company existing or hereafter created the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series A Convertible Preferred Stock as to dividends and other distributions on the capital stock of the Company, including the distribution of the assets of the Company upon liquidation, winding up or dissolution.

SECTION 2

DIVIDEND RIGHTS

2. 1. Dividends or Distributions .

(a)  The holders of the then outstanding shares of Series A Convertible Preferred Stock will be entitled to receive, when, as and if declared by the board of directors of the Company (the “Board”) out of funds of the Company legally available therefor, non-cumulative cash dividends accruing on a daily basis from the date of issuance of the Series A Convertible Preferred Stock through and including the date on which such dividends are paid at the annual rate of four percent (4%) (the “Applicable Rate”) per share of the Series A Convertible Preferred Stock.  The cash dividends provided for in this Section 2.1(a) are hereinafter referred to as “Base Dividends”.

(b)  The Company shall not declare any dividend or distribution on or with respect to the Common Stock without the written consent of the holders of a majority of the issued and outstanding shares of the Series A Convertible Preferred Stock.

(c)      In addition to the Base Dividends, in the event any dividends are declared or paid or any other distribution is made on or with respect to the Common Stock, the holders of the Series A Convertible Preferred Stock as of the record date established by the Board for such dividend or distribution on the Common Stock shall be entitled to receive, as additional dividends (the “Additional Dividends”) an amount (whether in the form of cash, securities or other property) equal to the amount (and in the form) of the dividends or distribution that such holder would have received had each share of the Series A Convertible Preferred Stock been one share of the Common Stock, such Additional Dividends to be payable on the same payment date as the payment date for the Common Stock.  The record date for any such Additional Dividends shall be the record date for the applicable dividend or distribution on the Common Stock, and any such Additional Dividend shall be payable to the individual, entity or group in whose name the Series A Convertible Preferred Stock is registered at the close of the business day on the applicable record date.

(d)           No dividend shall be paid or declared on any share of Common Stock, unless a dividend, payable in the same consideration and manner, is simultaneously paid or declared, as the case may be, on each share of Series A Convertible Preferred Stock in an amount determined in paragraph (c) hereof.  For purposes hereof, the term “dividend” shall include any pro rata distribution by the Company, out of the funds of the Company legally available therefore, of cash, property, securities (including, but not limited to, rights, warrants or options) or other property or assets to the holders of the Common Stock, whether or not paid out of capital, surplus or earnings.

SECTION 3

LIQUIDATION RIGHTS

3. 1. Liquidation Preference. Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (collectively, a “Liquidation”), before any distribution or payment shall be made to any of the holders of Common Stock or any other series of preferred stock, the holders of Series A Convertible Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to $1.00 per share of Series A Convertible Preferred Stock (the “Liquidation Amount”) plus all declared and unpaid dividends thereon, for each share of Series A Convertible Preferred Stock held by them.

3. 2. Pro Rata Distribution. If, upon any Liquidation, the assets of the Company shall be insufficient to pay the Liquidation Amount, together with declared and unpaid dividends thereon, in full to all holders of Series A Convertible Preferred Stock, then the entire net assets of the Company shall be distributed among the holders of the Series A Convertible Preferred Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value (as determined in good faith by the Board), or both, at the election of the Board.

            3. 3. Merger, Consolidation or Reorganization. For purposes of this Section 3, a Liquidation shall be deemed to be occasioned by or to include the merger, consolidation or reorganization of the Company into or with another entity through one or a series of related transactions, or the sale, transfer or lease of all or substantially all of the assets of the Company.

SECTION 4

CONVERSION RIGHTS

4. 1. Conversion. At the option of the holders thereof and upon the earlier of (i) the passing of three (3) years from the issuance date of shares of the Series A Convertible Preferred Stock or (ii) the change of control, or sale, of the Company, each share of Series A Convertible Preferred Stock shall be convertible into shares of Common Stock at a conversion price of $0.085 per share (the “Conversion Price”).

For purposes of this Section 4.1, “change of control” means the occurrence of any of the following events (whether or not approved by the Board):

(a)      any transaction or series of related transactions (including but not limited to a merger or reorganization) which results in holders of the Company’s capital stock outstanding prior to such event owning less than 50% of either (x) the total voting power of the then outstanding voting stock of the Company or (y) the total economic ownership of the then outstanding Common Stock of the Company;

(b)      the Company consolidates with or merges or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets unless holders of the Company’s capital stock outstanding prior to such event own at least 50% of the surviving or purchasing entity;

Notwithstanding the above, in no event shall any future conversion of the Series A Convertible Preferred Shares be deemed a change of control.

Also for purposes of this Section 4.1, “sale of the company” means a sale of the Company pursuant to which the acquirer(s) acquire(s) (i) 50.1% of the shares of capital stock of the Company (whether by merger, consolidation, sale or transfer or stock or otherwise), or (ii) all or substantially all of the assets of the Company and its subsidiaries taken as a whole (by merger, consolidation, reorganization, sale of assets, sale of stock or otherwise).

4. 2 Fractional Shares.  No fractional shares of Common Stock shall be issued upon the conversion of any share or shares of Series A Convertible Preferred Stock but instead, upon conversion, fractional shares shall be rounded up to the nearest whole share.

4. 3 Reserves.  The Company covenants that it shall at all times reserve and keep available, solely for the purpose of issuance upon conversion of the shares of Series A Convertible Preferred Stock,  such number of shares of Common Stock as shall be issuable upon the conversion of all such outstanding shares, provided that nothing contained herein shall be construed to preclude the Company from satisfying its obligations in respect of the conversion of shares of Series A Convertible Preferred Stock by delivering shares of Common Stock that are held in the treasury of the Corporation.

4. 4 Notice of Certain Transactions.  In the event that: (A) the Company takes any action that would require an adjustment to the Conversion Price; (B) the Company proposes to consolidate or merge with, or transfer all or substantially all of its property or assets to, another person or entity and the stockholders of the Company must approve the transaction; or (C) there is a proposed Liquidation with respect to the Company; the Company shall mail to the holders of the Series A Convertible Preferred Stock a notice stating the proposed record or effective date, as the case may be. The Company shall mail the notice at least ten days before such record or effective date, whichever is first.

4. 5 Transfer Taxes.  The Company shall pay any and all documentary, stamp, issue or transfer taxes, and any other similar taxes payable in respect of the issue or delivery of shares of Common Stock upon conversion of shares of Series A Convertible Preferred Stock pursuant hereto.

4. 6 Adjustments to Number of Shares.  The number of shares of Common Stock issuable upon conversion of each share of Series A Convertible Preferred Stock shall be adjusted from time to time as follows:

If, after the issuance date of shares of Series A Convertible Preferred Stock, the Company (A) pays a dividend or makes a distribution on its Common Stock in shares of its capital stock, (B) subdivides its outstanding shares of Common Stock into a greater number of shares, (C) combines its outstanding shares of Common Stock into a smaller number of shares, or (D) issues by reclassification of its shares of Common Stock any shares of capital stock of the Company, then the number of shares of Common Stock issuable upon conversion of each share of Series A Convertible Preferred Stock shall be adjusted so that the holder of any share of the Series A Convertible Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number and kind of shares of capital stock that such holder would have owned immediately following such action had such share been converted immediately prior thereto and the Conversion Price shall be appropriately adjusted to reflect any such event.  An adjustment made pursuant to this Section 4.6 shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, or reclassification. Appropriate adjustment shall be made to this Certificate of Designation to give effect to each such change.

4. 7 No Adjustment Less than Par Value.  No adjustment in the Conversion Price shall reduce the Conversion Price below the then par value of the Common Stock.

4. 8 Notice of Adjustment.  Whenever the Conversion Price or conversion privilege is adjusted the Company shall promptly mail to the holders of the Series A Convertible Preferred Stock a notice of the adjustment briefly stating the facts requiring the adjustment and the manner of computing it.

SECTION 5

VOTING RIGHTS

5. 1. General. The holders of Series A Convertible Preferred Stock shall be entitled to vote on a 100-to-1 (preferred share-to-common share) basis relative to the holders of Common Stock, and with the holders of Common Stock, on all matters submitted to the holders of Common Stock for a vote.

SECTION 6

MISCELLANEOUS

6. 1. Headings of Subdivisions. The headings of the various Sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

6. 2. Severability of Provisions. If any right, preference or limitation of the Series A Convertible Preferred Stock set forth herein (as this resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

** SIGNATURE ON FOLLOWING PAGE **

This Certificate of Amendment of Certificate of Designation for the Series A Convertible Preferred Stock has been executed by a duly authorized officer of the Company on the date set forth below.

Date: November 22, 2011	/s/ Craig Crawford
	Name:	Craig Crawford
	Title:	Chief Financial Officer